Frequently Asked Questions (“FAQ”)

Pre-Conditional Voluntary General Offer by Connect Holdings Limited

(“Connect Pre-Conditional Offer”)

As at 7 March 2007

1. Why do you think Connect Holdings Limited (“Connect”) wants to acquire PacNet?

The Connect Pre-Conditional Offer for PacNet is unsolicited. In its announcement on 12 Jan 2007, Connect provided a rationale for this pre-conditional offer for PacNet. Further questions should be directed to Connect.

2. What is Connect’s shareholding in PacNet at this moment?

In its filing with the United States Securities and Exchange Commission (SEC) on 22 Jan 2007, Connect announced that it completed the Purchase Agreement with Vantage Corporation (“Vantage”) to buy 2,250,000 shares from Vantage. According to this filing, Connect beneficially owns 4,121,287 shares in PacNet as at 22 Jan 2007.

3. Do you think the Connect Pre-Conditional Offer represents fair value for PacNet?

The Company cannot comment on this at this moment. If and when a formal Offer is made by Connect, the independent directors of PacNet will make a recommendation to shareholders in due course, after consulting with and obtaining advice from an Independent Financial Advisor (“IFA”). The appointment of an IFA is a requirement under the Singapore Code on Takeovers and Mergers.

4. What is the status of the regulatory approval of the Connect Pre-Conditional Offer?

As per Connect’s announcement made on 12 Jan 2007, the pre-conditional voluntary general offer is subject to approval from the Infocomm Development Authority of Singapore (“IDA”) and other relevant regulatory authorities in relevant jurisdictions. Connect has yet to make any subsequent announcements regarding these regulatory approvals.

5. What are the next steps in the Offer process?

If and when a formal Offer is made and posted by Connect, upon the satisfaction of the pre-conditions set out in Connect’s announcement made on 12 Jan 2007, the Company will dispatch to shareholders in due course a circular containing, inter alia, the recommendations of the independent director(s) of the Company in relation to the Offer. The Company will comply with the requirements of the Singapore Code on Takeovers and Mergers.

6. The current Board is represented by nominees of certain shareholders – namely Connect, MediaRing and Vantage. Who is/are considered the independent director(s) for the consideration of the Connect Pre-Conditional Offer?

Pursuant to the Singapore Code on Takeovers and Mergers, the Company had written to the Securities Industry Council (SIC) in Singapore to consult it regarding the independence of the directors, including the nominee directors of shareholders on the PacNet Board. SIC had ruled on

9 February 2007 that Mr Stephen Barry Simpson, the nominee director of Connect, is exempted from the requirement to make a recommendation to the shareholders of the Company in respect of the Offer. SIC had also ruled that Mr Simpson should nevertheless still accept responsibility for the accuracy of facts stated or opinions expressed in documents and advertisements issued by, or on behalf of, the Company in connection with the Offer.

On 30 Jan 2007, the Board of Directors announced that it had selected and approved three directors subject to the approval from the IDA. The IDA approved the appointments of Mr Sajjad Ahmad Akhtar, Mr Stephen William Berger (both with effect from 12 February 2007) and Dr Neil Robert Jones (with effect from 15 February 2007) to its Board of Directors. Please refer to the Company’s press release on 22 Feb 2007 for details of the new independent directors and their appointments.

7. Has a date been set for shareholder vote?

In accordance with the Singapore Code on Takeovers and Mergers, shareholders will individually have the opportunity to decide whether to accept the formal Offer from Connect if and when the Offer is made. No shareholder meeting is required to be held to consider the Offer if and when the Offer is made.

8. As a shareholder, will I be forced to sell my shares?

Connect has indicated its intention to make a voluntary general offer for the shares of PacNet. This means that each shareholder individually has the choice of whether or not to accept the Offer. A shareholder would only be forced to sell should Connect receive acceptances in respect of 90% or more of the shares in PacNet (other than those already held by Connect or its related corporations or their respective nominees as at the date of the Offer) and it decides to exercise its rights of compulsory acquisition as per the provisions of Singapore company law.

9. Did PacNet get advance notice of the Connect Pre-Conditional offer?

The Connect Pre-Conditional Offer was unsolicited. The Company did not get advance notice of the Connect Pre-Conditional Offer.

10. What will happen to PacNet’s business operations if Connect succeeds in its Offer? Will its staff and customers be affected?

It is premature at this stage to speculate on this. PacNet believes its unique position in Asia Pacific and strategy makes the Company attractive to investors. PacNet will continue, in the meantime, to execute its strategy to serve its customers.

11. What is the purpose of the Consultation Paper on the Consolidation of PacNet and Connect issued by the IDA on 27 Feb 2007?

In accordance with Sub-section 10.6.1 of the Code of Practice for Competition in the Provision of Telecommunication Services 2005, IDA is inviting comments from the industry and the public on the Consolidation involving PacNet and Connect. The purpose is to gather feedback from the industry and the public on the likely impact on competition in the Singapore telecommunications market and on public interest as a result of the Consolidation. More details are available at http://www.ida.gov.sg/Policies%20and%20Regulation/20060424152019.aspx

12. PacNet and Connect made certain statements in their Consolidation Application to the IDA recently that appear to agree to the Connect Pre-conditional Offer. Is PacNet supporting the Connect Pre-conditional Offer now?

PacNet has not taken any position on the Connect Pre-conditional Offer. If and when a formal Offer is made by Connect, the independent directors of PacNet will make a recommendation to shareholders in due course.

Under the Singapore Telecom Competition Code, IDA’s approval is required for the acquisition of an Ownership Interest in a Licensee (PacNet) that would result in the Acquiring Party (Connect) holding an Ownership Interest in the Licensee of at least 30 percent.

As part of this process, PacNet is required to jointly submit a Consolidation Application with Connect.

Part of the rules also requires both PacNet and Connect to provide a statement that is a “clear, accurate and comprehensive description of the Consolidation, a good faith assessment of the likely impact of the Consolidation on competition in the telecommunication market in Singapore and a discussion of why approval of the Consolidation would [or would not] serve the public interest (“Statement”)”.

In making this Statement required by IDA, Connect and PacNet engaged CRA International to provide a comprehensive analysis of the impact of the proposed Consolidation on competition in the Singapore telecommunications market and any attendant impact on public interest. A copy of the report prepared by CRA International has been tendered to IDA in connection with the Statement.

Based on the conclusions derived by CRA International in the report, PacNet and Connect made the statements that (i) the Consolidation is unlikely to substantially lessen competition in any telecommunication market in Singapore and that on the contrary, (ii) the Consolidation is likely to result in potential pro-competitive effects as highlighted in the report.

Related to the above conclusions, PacNet and Connect also stated that (iii) the Consolidation will not result in any adverse impact to the public interest. In fact, as demonstrated in the report, the Consolidation will benefit public interest because it is likely to give rise to vertical efficiencies, including in respect of transaction cost and common cost savings, leading to increased competition in the relevant markets and ultimately enhanced consumer welfare.

While both parties provided this Statement jointly, both parties do not have sight of the other party’s confidential information. Therefore neither party is able to give any opinion on, nor can it assume any responsibility concerning, the other party’s confidential information. Instead, CRA International has been given access to the confidential information of both parties and accordingly, the parties are making this Statement having relied on the conclusions arrived at by CRA International in its report.

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Responsibility Statement

The Directors of PacNet (including those who may have delegated detailed supervision of this document) have taken all reasonable care to ensure that the facts stated and opinions expressed in this document are fair and accurate, and that no material facts have been omitted and they jointly and severally accept responsibility accordingly. Where any information has been extracted from published or otherwise publicly available sources, the sole responsibility of the Directors of PacNet has been to ensure through reasonably enquiries that such information is accurately and correctly extracted from such sources or, as the case may be, accurately reflected or reproduced in this document.

Cautionary Statement

PacNet notes that no offer has been made by Connect Holdings Limited. If and when an offer is made, a circular (“Circular”) containing, inter alia, the recommendation of the independent directors of the PacNet in relation to the Offer will be dispatched to Shareholders in due course. Shareholders are advised to read the Circular, PacNet’s Recommendation Statement and related materials when they become available because they will contain important information. Shareholders may download a free copy of the Circular, PacNet’s Recommendation Statement and other documents that PacNet intends to file with the U.S. Securities and Exchange Commission (“SEC”) at the SEC’s website at www.sec.gov if an offer is made.